SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 19, 2003

Cambridge Antibody Technology Group PLC
(Translation of Registrant's Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

            Form 20-F               X                           Form 40-F

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

            Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

            Yes                                                       No       X

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                 DESCRIPTION

99.1                                                                         Notification to London Stock Exchange
                                                                                dated December 18, 2003

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   19 December 2003                         Cambridge Antibody Technology Group PLC

                                                                   By:   /s/ Diane Mellett

                                                                   Name:  Diane Mellett
                                                                   Title:    General Counsel